Filed by Tritium DCFC Limited pursuant to Rule 425

under the Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Decarbonization Plus Acquisition Corporation II Reminds Stockholders to Vote in Favor of Proposed Business Combination with Tritium

Menlo Park, CA (December 27, 2021) – Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN) (“DCRN”), a publicly-traded special purpose acquisition company, reminds its stockholders to vote in favor of the previously announced business combination with Tritium Holdings Pty Ltd (“Tritium”), a leading global developer and manufacturer of direct current (“DC”) fast charging technology for electric vehicles.

DCRN has commenced mailing of its definitive proxy statement (the “Proxy Statement”) and a notice and voting instruction form or a proxy card relating to the special meeting of the DCRN stockholders (the “Special Meeting”) to DCRN stockholders of record as of the close of business on December 6, 2021 (the “Record Date”), who will be entitled to attend and participate in the Special Meeting.

The Special Meeting to approve the proposed business combination and related matters is scheduled to be held on January 12, 2022 at 10:00 a.m. Eastern Time. The Special Meeting will be conducted completely virtually, and can be accessed via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitionii/2021.

Additional information on how stockholders of record may vote their shares can be found at: https://dcrbplus.com/home/investor-relations/dcrb-ii/.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, all DCRN stockholders who held shares as of the Record Date and have not yet voted are encouraged to do so as soon as possible so that their votes are received by DCRN prior to the deadlines set forth below. For the avoidance of doubt, DCRN stockholders who owned shares as of the Record Date and subsequently sold all or a portion of their shares are STILL entitled to vote, and are encouraged to do so.

DCRN’s board of directors recommends you vote “FOR” the business combination with Tritium and “FOR” all of the related proposals described in the Proxy Statement filed by DCRN with the Securities and Exchange Commission (“SEC”) on December 21, 2021.

These are the two easiest and fastest ways to vote – and they are both free:

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Vote Online (Highly Recommended): Follow the instructions provided on the proxy card that was mailed to you, if you are a holder of record, or provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you, if you hold your shares “in street name.” To vote online, you will need your voting control number, which you can find on your proxy card or the Voting Instruction Form provided by your broker, bank or other nominee. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on January 11, 2022. However, if you hold your shares through a broker, bank or other nominee, they may have an earlier deadline to receive your vote.

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Vote at the Meeting: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. If you plan to attend the online Special Meeting, you will need your 12-digit voting control number to vote electronically at the Special Meeting. You can find your control number and the address for the Special Meeting on your proxy card or the Voting Instruction Form provided by your brokers, bank or nominee.

Additionally, you can also vote by mail:

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Vote by Mail: Follow the instructions provided on the proxy card that was mailed to you, if you are a holder of record, or provided by your broker, bank or other nominee on the Voting Instruction Form mailed or e-mailed to you. You will need your voting control number which is included on the proxy card or Voting Instruction Form, as applicable, in order to vote by mail. Please be sure to, (1) mark, sign and date your proxy card or Voting Instruction Form, (2) fold and return your proxy card or Voting Instruction Form in the postage-paid envelope provided or through any other means described in your Voting Instruction Form, and (3) mail your proxy card or Voting Instruction Form to ensure receipt on or before 10:00 a.m., Eastern Time on January 12, 2022

YOUR CONTROL NUMBER IS FOUND ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

If any individual DCRN stockholder who held shares as of the Record Date does not receive the Proxy Statement, such stockholder should (i) confirm their Proxy Statement’s status with their broker, (ii) contact Morrow Sodali LLC, DCRN’s proxy solicitor, for assistance via e-mail at DCRN.info@investor.morrowsodali.com or toll-free call at (800) 662-5200 (banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400), or (iii) contact DCRN by mail at Decarbonization Plus Acquisition Corporation II at 2744 Sand Hill Road, Suite 100, Menlo Park, California, 94025.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $5 billion of equity invested in renewables.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

Important Information and Where to Find It

In connection with the proposed business combination, Tritium DCFC Limited (“NewCo”), which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”), which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and a definitive proxy statement has been mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination and including statements regarding the Special Meeting and the anticipated timing of the closing of the business combination. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

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DCRN Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com

Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com